EXHIBIT 99.1

Bezeq The Israel Telecommunications Corporation Ltd.

(“Bezeq”)

To:

Israel Securities Authority

Tel Aviv Stock Exchange Ltd.

Re: Approval of Early Retirement Program for Employees

Tel Aviv, Israel – December 16, 2018 – Bezeq The Israel Telecommunication Corp., Ltd. (TASE: BEZQ), announced today that the Company’s Board of Directors approved a budget of NIS 263 million for early retirement in the Company in order to carry out the streamlining program for 2019, mainly for the retirement of 243 tenured employees (long-standing and new) in accordance with the terms of the collective labor agreement between the Company, the labor union and the Histadrut (New General Federation of Workers) dated December 2006 with modifications (see section 2.9.4 of the Description of the Company’s Business in the Company’s 2017 Annual Periodic Report) (“the Collective Agreement”).

In addition, the Company’s Board approved a provision of NIS 249 million for the early retirement program, until the end of the Collective Agreement period (end of 2021), for all employees of the Company who were transferred to the Company from the Ministry of Communications (94 employees).

In light of the foregoing, the Company is expected to record in its 2018 financial statements a provision of NIS 512 million (in addition to the provision of NIS 90 million recorded in the Company’s financial statements for Q1 and Q2 2018 for approval of early retirement of employees). Total provisions for early retirement are expected to reduce the Company's net profit for 2018 by approximately NIS 464 million.

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.